December 29, 2009

David L. Bumgarner
Chief Financial Officer
City Holding Company
25 Gatewater Road
Cross Lanes, West Virginia 25313

Re: City Holding Company
      Form 10-K for December 31, 2008
      File Number 0-11733

Dear Mr. Bumgarner:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008
Business, page 4

> 1.   In future filings please consider augmenting the description of your operating area to include significant changes in economic indicators. For example, this might include figures for unemployment, average home prices and population, also discuss significant trends in this data.

Proxy Statement
Compensation for Other Executive Officers, page 15

2. In future filings please revise to disclose the methodology used by the committee to determine specific base salaries, as well as bonus and incentive amounts. Note that this applies even where no compensation was ultimately awarded. See Item 402(b) of regulation S-K. In this regard, tell us why you have not disclosed the performance targets that you reference. To the extent you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

    If the targets and other factors that you consider do not specifically determine compensation outcomes, please make this clear in future filings. Specifically indicate that your compensation decisions are subjective and not the result of fixed formulas or targets.

Form 10-Q for the quarterly period ended September 30, 2009
Part I, Item I – Financial Statements
Note B – Investments, page 9

3. We note your disclosure on page 10 surrounding your marketable equity securities and the $0.9 million impairment charge related to a community bank equity position during 2009. Given the significant amount of unrealized losses associated with these equity securities and the focus users of financial statements have placed on this area, please tell us and revise future filings beginning with your December 31, 2009 Form 10-K to disclose your impairment policy for marketable equity securities along with the factors and related guidance you consider in your determination that the marketable equity securities in a continuous loss position are not impaired as of the latest period end. In preparing your response, please tell us how you considered the guidance in Staff Accounting

Bulletin (SAB) Topic 5M and specifically address the number of months the Company considers to be the "near-term" for purposes of evaluating other than temporary impairment and whether there have been any changes in the Company's definition of "near-term".

4.   We note your disclosures and other-than-temporary impairment losses relating to your trust preferred securities. Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50-6. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please enhance your disclosure in future filings beginning with your Form 10-K for the year ended December 31, 2009 to include a tabular presentation including the following: single-issuer or pooled, class (senior or mezzanine), book value, fair value, unrealized gain/loss, realized losses, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

5.   We note your disclosure on page 10 that you recorded other than temporary non-cash investment impairment losses of $3.5 million in 2009 related to pooled bank trust preferreds and $38.3 million in 2008 related to agency preferreds, pooled bank trust preferreds, income notes and corporate debt securities. We also note your disclosure on page 23 that you did not record a cumulative effect adjustment upon adoption of the provisions of ASC Topic 320 due to your determination that the other than temporary losses recognized by the Company during the year ended December 31, 2008 and the quarter ended March 31, 2009 were solely related to credit issues. Please address the following in this regard:

    a.   Tell us and revise your disclosure in future filings to clarify whether you intended to sell these securities or had determined that it was more likely than not that you would be required to sell the securities before recovery of the amortized cost basis. If not, please tell us how you calculated the cumulative effective adjustment for your securities.

b. Provide us a schedule that details the amortized cost, fair value and the amount of OTTI recognized for each security as of December 31, 2008 and March 31, 2009, prior to your adoption of the provisions of ASC 320-10-65.

c. Tell us if there were any differences in the assumptions/inputs used in the cash flow analysis for your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash flows at the period end prior to your adoption of the provisions of ASC 320-10-65. If there were differences, please identify them, explain why you believe the differences were appropriate and identify any accounting guidance that supports your position. We note that ASC 320-10-65-1(h) requires you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard and it appears that your calculation would be based on the unadjusted cash flows used in your adverse change in cash flow assessment at March 31, 2009.

Note J – Fair Value Measurements, page 19

6. We note your disclosure on page 20 that your assets and liabilities measured at fair value are primarily determined based on Level 1 or 2 inputs. In future interim and annual filings please provide an enhanced discussion of the valuation technique(s) used to measure fair value, specifically focusing on your trust preferred securities. Your disclosures should include a discussion of changes during the period, if any, in valuation technique(s) and related inputs.

Item 2 – Management's Discussion and Analysis of Financial Condition …
Loans, page 34

7. Please provide us with the disclosures related to your impaired loans required by ASC 310-10-50-15(a) as of September 30, 2009 and revise all future filings to include these disclosures. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

8.   Reference is made to the second sentence of the second paragraph on page 40. In future reports when this format is used, please revise the parenthetical information so that it is clear to the reader that the first number refers to the impairment. For example, the first parenthetical might say, "a $21.1 million impairment loss compared to a book value of…"

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Benjamin Phippen, Staff Accountant, at 202-551-3697, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: David L. Bumgarner
FAX number 304-769-1111